UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Public Held Company with Authorized Capital

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTE OF THE 310th TELEFÔNICA BRASIL S.A BOARD OF DIRECTORS MEETING

HELD ON JANUARY 26th 2017

1.      DATE, TIME AND VENUE: On January 26th, 2017, at 19h00, in the head office of Telefônica Brasil S.A. (“Company”), at Avenida Engenheiro Luiz Carlos Berrini, 1.376, Bairro Cidade Monções, City of São Paulo, State of São Paulo.

2.      CALLING AND ATTENDANCE: The Board meeting was called in accordance with the Company’s Bylaws. The members of the Board of Directors of the Company, who subscribe this minute, are present, with, therefore, sufficient quorum in the terms of the Bylaws.

3.      CHAIRED BY:  Eduardo Navarro de Carvalho – Chairman; Carolina Simões Cardoso – Secretary to the meeting.

4.      AGENDA: Analysis, discussion and voting regarding the proposal of (i) issuance, in the terms of paragraph 1, article 59 of Law No. 6,404, dated December 15th, 1976, as amended (the “Brazilian Corporation Law”) and the Company’s Bylaws, of 200,000 (two hundred thousand), nonconvertible and unsecured debentures, of the Company’s 5th (fifth) issuance, all under the registered and book-entry form, in a single tranche, by the Company, for a total amount of, on the Issuance Date (as defined below) BRL 2,000,000.00 (two billion reais) (“Issuance” and “Debentures”, respectively) which shall be placed in a public offering with restricted placement efforts, pursuant to Law No. 6,385, dated December 7th, 1976, as amended (“Brazilian Capital Markets Law”), Instruction No. 476, dated January 16th, 2009, as amended, of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários)("CVM Instruction 476"), and the other applicable legal and regulatory provisions ("Offering"); (ii) authorizing the Company’s Executive Officers to take all necessary actions to accomplish the matters provided in item (i) above; and (iii) ratify all actions already taken in connection with the matters above.

5.      RESOLUTIONS: After analysis and discussion of the agenda, the members of the Board Of Directors, in this meeting, approved by unanimous vote, without any restrictions, to:

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TELEFÔNICA BRASIL S.A.

Public Held Company with Authorized Capital

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTE OF THE 310th TELEFÔNICA BRASIL S.A BOARD OF DIRECTORS MEETING

HELD ON JANUARY 26th 2017

5.1.     Approve the Issuance and the Offering with the following main characteristics and conditions, which shall be detailed and governed by the indenture of the Debentures (“Indenture”):

(a)          Issuance Amount: The total Issuance amount will be in BRL 2,000,000,000.00 (two billion reais), on the Issuance Date, as defined below;

(b)          Number of Debentures: 200.000 (two hundred thousand) Debentures shall be issued;

(c)          Unitary Par Value: The par value of the Debentures shall be of BRL 10,000.00 (ten thousand reais), at the Issuance Date ("Unitary Par Value")

(d)          Number of Tranches: The Issuance shall be made in a single tranche;

(e)          Form and Entitlement Proof: The Debentures shall be issued under registered and book-entry form, without the issuance of any certificates, and, for all legal purposes, the entitlement of the Debentures shall be proven by the statement issued by the institution responsible for providing bookkeeping services. Additionally, shall be recognized as proof of entitlement the statement issued by CETIP S.A. – Mercados Organizados (“CETIP”), in the name of the debenture holder, when the Debentures are under electronic custody at CETIP;

(f)           Convertibility: The Debentures shall not be convertible into shares issued by the Company;

(g)          Type: The Debentures will be unsecured, pursuant to article 58 of the Brazilian Corporate Law;

(h)          Issuance Date: For all legal purposes, the issuance date of the Debentures shall be on February 8th, 2017 (“Issuance Date”);

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TELEFÔNICA BRASIL S.A.

Public Held Company with Authorized Capital

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTE OF THE 310th TELEFÔNICA BRASIL S.A BOARD OF DIRECTORS MEETING

HELD ON JANUARY 26th 2017

(i)            Term and Maturity Date: With exception to the events of early redemption of the Debentures or early maturity of the obligations arising from the Debentures, in the form to be provided for in the Indenture, the maturity of the Debentures shall occur upon the expiration of the term of 5 (five) years from the Issuance Date, thus maturing on February 8th, 2022 ("Maturity Date");

(j)            Allocation of Funds: The net proceeds obtained by the Company arising from the Issuance shall be fully allocated to increase the Company’s debt profile, according to the businesses of ordinary management of the Company.

(k)          Unitary Par Value Payment: Notwithstanding payments due to early redemption of the Debentures, optional early amortization and early maturity of the obligations arising from the Debentures, in the form to be provided for in the Indenture, the outstanding balance of the Unitary Par Value of the Debentures will be amortized in 02 (two) installments, being: (i) the first installment, in the amount corresponding to 50% (fifty percent) of the outstanding balance of the Unitary Par Value of the Debentures, due on February 8th, 2021; and (ii) the second installment, in the amount corresponding to 100% (one hundred percent) of the outstanding balance of the Unitary Par Value of the Debentures, due on the Maturity Date.

(l)            Interest:There will be no adjustment for inflation on the Unitary par Value. On the outstanding balance of the Unitary par Value of the Debentures there will be accrued interest corresponding to 108.25% (one hundred and eight percent and twenty five hundredths) of the accumulated variation of daily average rates of the interbank deposits for one day, "DI over extra-group", denominated in percentage points per annum, based on 252 (two hundred and fifty-two) business days, calculated and disclosed daily by CETIP in its daily report available at its website (http://www.cetip.com.br) ("DI Rate" and “Interest”, respectively). Interest shall be calculated on an exponential and cumulative basis, on a pro rata temporis based on business days elapsed, from the First Subscription Date or the immediately preceding

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TELEFÔNICA BRASIL S.A.

Public Held Company with Authorized Capital

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTE OF THE 310th TELEFÔNICA BRASIL S.A BOARD OF DIRECTORS MEETING

HELD ON JANUARY 26th 2017

Payment Date of the Interest, as the case may be, until the date of effective payment, by a formula to be provided for in the Indenture;

(m)         Payment of Interest: Notwithstanding payments due to early redemption of the Debentures, optional early amortization, early maturity of the obligations arising from the Debentures, in the form to be provided for in the Indenture, the Interest shall be paid on a semiannual basis from the Issuance Date on the 8th day of each month of February and August (each date, an “Interest Payment Date”), with the first payment due on August 8th, 2017 and the last payment on the Maturity Date;

(n)          Optional Early Redemption: The Company may, at any time from, inclusive, February 8th, 2020, opt to promote the early redemption of the total outstanding Debentures (prohibited the partial redemption of Debentures), with its consequent cancellation, subject to the conditions set forth below: (1) the terms and conditions provided for in the Indenture shall be observed, including the prior notice to the Debenture holder; and (2) the amount to be paid for each one of the Debentures object of the Optional Early Redemption shall be equivalent to the Unitary Par Value, plus Interest, calculated on a pro rata temporis basis from the First Subscription Date or the Interest Payment Date immediately preceding, as the case may be, to the effective payment date, plus a premium of 0,17% (seventeen hundredth per cent) per year, calculated on a pro rata temporis basis from the optional early redemption date to the Maturity Date, over the value of the optional early redemption (for purposes of calculation of the premium, the amount of redemption shall mean the portion of the outstanding balance of the Unitary Par Value of the outstanding Debentures object of the redemption, plus Interest, calculated on a pro rata temporis basis, from the First Subscription Date or the immediately preceding Interest Payment Date, as the case may be, to the effective payment date), by a formula to be provided for in the Indenture;

(o)          Optional Early Amortization: The Company may, at any time from, inclusive, February 8th, 2020, opt to promote early amortizations on the outstanding balance of the Unitary Par Value of the total outstanding Debentures, subject to the conditions set

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TELEFÔNICA BRASIL S.A.

Public Held Company with Authorized Capital

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTE OF THE 310th TELEFÔNICA BRASIL S.A BOARD OF DIRECTORS MEETING

HELD ON JANUARY 26th 2017

forth below: (1) the terms and conditions provided for in the Indenture shall be observed, including prior notices; and (2) the optional early amortization shall be made upon payment of the portion of the outstanding balance of the Unitary Par Value of the outstanding Debentures to be amortized, limited to 98% (ninety eight percent) of the outstanding balance of the Unitary Par Value of the Debentures, plus Interest, calculated on a pro rata temporis basis from the First Subscription Date or the immediately preceding Interest Payment Date, as the case may be, to the effective payment date, plus a premium of 0,17% (seventeen hundredth per cent) per year, calculated on a pro rata temporis basis from the optional early amortization date to the Maturity Date, over the value of the optional early amortization (for purposes of calculation of the premium, the amount of amortization shall mean the portion of the outstanding balance of the Unitary Par Value of the outstanding Debentures to be amortized, plus Interest, calculated on a pro rata temporis basis, from the First Subscription Date or the immediately preceding Interest Payment Date, as the case may be, to the effective payment date), by a formula to be provided for in the Indenture.

(p)          Optional Early Redemption Offering: The Company may, at its sole discretion, at any time, from the Subscription Date, to which authorization is hereby granted, perform an early redemption offering for the Debentures, fully or partially, as may be defined by the Company, with the consequent cancellation of such redeemed Debentures, addressed to all Debenture holders, without distinction, under the same conditions to all Debenture holders to accept the early redemption of the respective Debentures in accordance with the terms and conditions to be provided for in the Indenture, and a premium may be offered, which may not be negative (“Optional Early Redemption Offering”);

(q)          Early Maturity: Subject to the provisions to be provided for in the Indenture, the Trustee (as defined in the Indenture), shall declare early matured the obligations arising from the Debentures, and demand the Company the immediate payment of the outstanding balance of the Unitary Par Value of the Debentures in circulation, plus Interest, calculated on a pro rata temporis basis from the First Subscription Date or the immediately preceding Interest Payment Date, as the case may be, to the effective

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TELEFÔNICA BRASIL S.A.

Public Held Company with Authorized Capital

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTE OF THE 310th TELEFÔNICA BRASIL S.A BOARD OF DIRECTORS MEETING

HELD ON JANUARY 26th 2017

payment date, without prejudice, when necessary, to the provisions of Charges on Late Payment (as defined below), in the occurrence of any events provided in the Law or to be provided for in the Indenture.

(r)   Late Payment Charges: In the event of any delays in the payment of any amounts owed by the Issuer to the Debenture holders under the terms provided for in the Indenture, the delayed amount shall remain being accrued pursuant to the respective applicable Interest, to be calculated pro rata temporis from the First Subscription Date or the immediately preceding Interest Payment Date, as the case may be, until the date of effective payment, and over any and all delayed amounts, regardless of previous warnings, notifications, judicial or extrajudicial notices, shall be accrued (i) 1% (one percent) per month interest on arrears, calculated pro rata temporis, as of the date of default, up to effective payment; and (ii) a non-compensatory late payment fee of 2% (two percent) (“Late Payment Charges”);

(s)          Subscription Term: In accordance with the requirements provided for in the Indenture, the Debentures shall be subscribed at any time, from the offering commencement date until the cut-off date provided for in the Indenture, pursuant to articles 7th, A, and 8th, paragraph 2 of CVM Instruction 476;

(t)           Subscription Form, Payment Form and Payment Price: All Debentures shall be subscribed and paid in the MDA – Módulo de Distribuição de Ativos, managed and operated by CETIP, by a maximum of fifty (50) Professional Investors, upfront, on the same date (each one, one “Payment Date”), in Brazilian currency, for the Unitary Par Value plus accrued Interest, calculated pro rata temporis, from the date of the first payment (“First Payment Date”) to the respective Payment Date;

(u)          Scheduled Renegotiation: There shall be no scheduled renegotiation of the Debentures;

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TELEFÔNICA BRASIL S.A.

Public Held Company with Authorized Capital

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTE OF THE 310th TELEFÔNICA BRASIL S.A BOARD OF DIRECTORS MEETING

HELD ON JANUARY 26th 2017

(v)          Trading: The Debentures shall be deposited for trading at the secondary market through CETIP21 – Módulo de Títulos e Valores Mobiliários (“CETIP21”), managed and operated by CETIP. The Debentures may only be traded on the over-the-counter market after 90 (ninety) consecutive days from its subscription or acquisition by the investor, pursuant to articles 13 and 15 of CVM Instruction No. 476, in compliance with the provisions, by the Company, of the obligations present in the article 17 of the CVM Instruction No. 476.

(w)         Placement: The Debentures shall be placed in a public offering with restricted distribution efforts, pursuant to the Brazilian Capital Markets Law, CVM Instruction 476 and the other applicable legal and regulatory provisions, and the "Contrato de Coordenação e Distribuição Pública de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, da Quinta Emissão da Telefônica Brasil S.A." (“Distribution Agreement”), with the intermediation of institutions participating in the securities distribution system, under firm placement commitment for all Debentures. The Debentures shall be offered exclusively for subscription by professional investors, as defined in article 9th A of the CVM Instruction No. 539, dated 13th November, 2013, as amended (“Professional Investors”); and

(x)          Payment Place: The payments related to the Debentures shall be made: (i) in compliance with the procedures adopted by CETIP for the Debentures under electronic custody at CETIP; or (ii) if the Debentures are not under electronic custody at CETIP: (a) in the head office of the Company or the Settlement Bank; or (b) as the case may be, by the financial institution engaged for this purpose;

5.2.     Delegation of Powers to the Company’s Executive Officers: The Company’s Executive Officers are authorized to:

(a)          Engage one or more financial institutions authorized to operate in the capital markets to intermediate the Offering;

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TELEFÔNICA BRASIL S.A.

Public Held Company with Authorized Capital

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTE OF THE 310th TELEFÔNICA BRASIL S.A BOARD OF DIRECTORS MEETING

HELD ON JANUARY 26th 2017

(b)          Contract other service providers for the Issuance and the Offering, including the provider of book-keeping services to the Debentures, the institution provider of settlement bank services of the Debentures, the Trustee as defined in the Indenture), rating agency(ies) and legal advisors, among others, including the negotiation and execution of the respective agreements and fees; and

(c)          Execute the Indenture, the Distribution Agreement and any other documents or agreements related to the Issuance and the Offering, as well as establish any additional conditions hereby discussed and to take all necessary actions to conclude the Issuance and the Offering.

5.3.     Ratification of Actions: All actions already taken in connection with the subjects above are ratified.

CLOSING: With no further matters on the agenda, the meeting was concluded, and these minutes were drafted, which, having been read and approved, were signed by all present members of the Board of Directors. São Paulo, January 26th, 2017.

Signatures: Eduardo Navarro de Carvalho – President of the Board of Directors. Members of the Board of Directors: Antonio Carlos Valente da Silva; Antonio Gonçalves de Oliveira; Francisco Javier de Paz Mancho; Luis Francisco Javier Bastida Ibargüen; Narcís Serra Serra; Ramiro Sánchez de Lerín Garcia-Ovies; Sonia Julia Sulzbeck Villalobos; Ángel Vilá Boix; Luiz Fernando Furlan, Roberto Oliveira de Lima e José María Del Rey Osorio. Secretary: Carolina Simões Cardoso.

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TELEFÔNICA BRASIL S.A.

Public Held Company with Authorized Capital

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTE OF THE 310th TELEFÔNICA BRASIL S.A BOARD OF DIRECTORS MEETING

HELD ON JANUARY 26th 2017

I certify that this minute is a true counterpart of the original minute of the 310th Telefônica Brasil S.A. Board of Directors Meeting, held on January 26th, 2017, drawn up in the proper book.

Carolina Simões Cardoso

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	January 27, 2017	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director